September 27, 2005
BY FACSIMILE AND FEDERAL EXPRESS
Gregory S. Belliston
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Fidelity National Title Group, Inc.
Amendment No. 4 to Registration Statement No. 333-126402 on Form S-1 filed September 27, 2005
Dear Mr. Belliston:
     This letter is being submitted in response to the oral comment given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) during the telephone call on September 20, 2005 to Robert S. Rachofsky, Counsel to Fidelity National Title Group, Inc. (the “Company” or “FNT”), with respect to the above-referenced registration statement (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on its behalf.
     This letter is being filed concurrently with Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response directly below each comment. The page reference is to the page of the blacklined version of Amendment No. 4, which is marked to show changes from the amended Registration Statement filed on September 15, 2005 and includes the Prospectus as revised.

Gregory S. Belliston
September 27, 2005

     In connection with the Company’s response, we are submitting the following materials:
1.	Five revised, clean courtesy copies of Amendment No. 4; and

2.	Five blacklined courtesy copies of Amendment No. 4, marked to show changes from the amended Registration Statement filed on September 15, 2005.
Form S-1
Capitalization, page 17
1.	Please disclose the maximum number of options or shares of restricted stock that the Company expects to grant concurrent with the distribution.
     The Registration Statement has been revised on page 17 to reflect the Staff’s comment.

     Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 424-8088.

Very truly yours,

Robert S. Rachofsky